Prime Sun Power Inc.
104 Summit Avenue
Summit, NJ 07902-0080

Via Edgar Private Correspondence Filing

October 10, 2008

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:
Prime Sun Power Inc. (the “Company”)
Form 8-K filed on July 11, 2008
Form 8-K/A filed on September 26, 2008
Form 10-Q/A for the quarter ended March 31, 2008 filed on September 26, 2008
File No. 333-103647
Letter from U.S. Securities and Exchange Commission dated September 30, 2008

Dear Mr. Krikorian:

We are writing to you in response to your letter dated September 30, 2008 (the “Comment Letter”) regarding the Current Report on Form 8-K/A that the Company filed on September 26, 2008 (the “Form 8-K/A”) and the Form 10-Q/A for the fiscal quarter ended March 31, 2008 that the Company filed on September 26, 2008 (the “Form 10-Q/A”). The Company has filed an amended and restated Form 10-Q/A that contains revised disclosures responsive to the issues raised by the Commission’s Comment Letter, as follows. In each case, the Commission’s comment is set forth in bold, below, followed by the Company’s response:

Form 8-K/A filed on September 26, 2008

1.
You disclose in your form 8-K/A filed on September 26, 2008 that the Chief Executive Officer and Chief Financial Officer concluded that your controls and procedures were not effective as of March 31, 2008. However, in your Form 10-Q/A for the fiscal period ended March 31, 2008 that was filed on September 26, 2008 your disclosure indicates that the controls and procedures were effective as of March 31, 2008. Please amend the appropriate report to remedy the inconsistency.

•
The Company has amended the Form 10-Q/A to conform to the disclosure contained in the Form 8-K/A. The Chief Executive Officer and Chief Financial Officer concluded that the Company’s controls and procedures were not effective as of March 31, 2008.

U.S. Securities & Exchange Commission	Prime Sun Power Inc.
Correspondence: Division of Corporation Finance	October 10, 2008

2.
We note the changes made in your Form 10-Q/A filed on September 26, 2008. We note Form 10-Q/A filed September 26, 2008 does not include the disclosure requirements provided for in paragraphs 25 and 26 of SFAS 154 to reflect the “bookkeeping recognition and classification errors” as a correction of an error in previously issued financial statements. Please revise accordingly.

•	The Company has amended Form 10-Q/A accordingly.

Our counsel will provide the Commission with marked copies of the amended and restated Quarterly Report on Form 10-Q/A via overnight courier.

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter or the information contained herein. Thank you very much.

Sincerely yours,

/s/ Gerald Sullivan
Gerald Sullivan
Chief Financial Officer and Acting Chief Executive Officer

cc:	Travis L. Gering, Esq. Wuersch & Gering LLP 100 Wall Street - 21st Floor, New York, NY 10005 Direct Dial: (212) 509-4723 Fax: (610) 819-9104